MAIL STOP 3561

February 22, 2007

Mr. Corrado De Gasperis
Chief Executive Officer
Symmetry Holdings Inc.
432 Scarborough Road
Briarcliff Manor, New York 10510

> **Re: Symmetry Holdings Inc.**
> **Amendment 8 to Registration Statement on Form S-1**
> **File No. 333-135353**
> **Filed February 20, 2007**

Dear Mr. De Gasperis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 of our letter dated February 21, 2007. Please revise to provide clear disclosure regarding the reasons for this change in the conversion rights up to 29.99999% so that investors can understand the company's position when making an investment. Also revise your additional risk factors to indicate the maximum number of shares that can be converted and the

maximum amount of funds that may be paid upon conversion. Additionally, clarify in the risk factor that the conversion percentage of up to 29.99999% is different from the terms of a traditional SPAC.

Directed unit program, page 9

2. Please revise the "Directed unit program" disclosure on page 9 to indicate that partners and employees of Kelley Drye & Warren may purchase in the directed unit program.

Legal Matters, page 112

3. We note your added disclosure indicating that partners and employees of Kelley Drye & Warren LLP may purchase units in the directed unit program. Please revise to indicate the maximum number of units that the partners and employees of Kelley Drye & Warren may purchase in the directed unit program. Please state that the units will be sold on the same terms as the units offered to the public stockholders.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Carlton Tartar at (202) 551-3387. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Randi-Jean G. Hedin, Esq.
       Fax: (203) 352-8107